Room 4561
						June 22, 2005



Mr. Mark Haugejorde
President and Chief Executive Officer
XFormity Technologies, Inc.
14333 Proton Road
Dallas, TX  75244

Re:	XFormity Technologies, Inc.
	Form 8-K/A Filed December 6, 2004
	Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005
	Filed May 18, 2005
	File No. 000-23391


Dear Mr. Haugejorde:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed December 6, 2004

Note 5 - Stockholders` Equity

1. We note that in 2004, you entered into agreements with seven of your customers to provide for the development of software called Everest. In exchange for cash, each of the respective customers received an equity position in the Company, receiving shares of your common stock. Also, we note that these customers are to receive credits against future revenue billings resulting from any charges for the Everest software, once developed and operating. Describe to us the material terms of this arrangement, including the number of shares issued to each customer; the value of the shares at the time of issuance and how you determined the value of such shares.  Tell us
the current status of the software development project. Also, describe how you have accounted for this transaction.
Specifically
address how you have allocated the proceeds between the software
development arrangement and the sale of common stock.    Tell us
how
you accounted for this transaction and tell us authoritative accounting literature that you applied.

Form 10-QSB/A for the Quarter Ended March 31, 2005

Notes to Condensed Consolidated Financial Statements

Note 3 - Summary of Significant Accounting Principles

Revenue Recognition

2. Your disclosure indicates that you recognize revenue in accordance with SOP 97-2, over the term of the agreement or at specific acceptance points. Describe your revenue recognition policy for each type of product and service that you sell. Clearly indicate the timing and measurement of revenue from each type of earnings activity. Identify the elements included in each type of sales transaction (e.g. software, hardware, customization services and post-contract customer support). Describe how you considered the guidance in SOP 97-2 for recognizing revenue from the sale of software and for accounting for multiple-element arrangements.

Liquidity and Capital Resources

3. We note that in April 2005, the Board of Directors approved a
$1.0
million private placement of convertible debentures. Describe to us the material terms of this private placement transaction, including the conversion terms. Tell us how you have accounted for the issuance of these debentures, including your consideration of the guidance in EITF 98-5 and EITF 00-27 in determining whether or not the offering includes a beneficial conversion feature.

Controls and Procedures

4. We note your disclosure indicating that you have evaluated the effectiveness of your disclosure controls and procedures within 90 days of filing your quarterly report on Form 10-QSB. Tell us what consideration you have given to SEC Release No. 33-8238 which requires that the evaluation be done as of the end of the period covered by the annual or quarterly reports.

Section 302 Certifications

5. We note that you refer to internal control over financial reporting in paragraph 4 of your Section 302 Certifications and you also included paragraph 4(b), despite the fact that you are not yet required to comply with Section 404 of the Sarbanes Oxley Act. Tell us what consideration you have given to the guidance in SEC Release
34-47986 when choosing to reference the Company`s internal control over financial reporting in your Section 302 Certifications.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact April Coleman, Staff Accountant, at (202)
551-
3458, Kathleen Collins, Accounting Branch Chief at (202) 551-3499 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,



      Craig Wilson
							Senior Assistant Chief
Accountant
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Mr. Mark Haugejorde
XFormity Technology, Inc.
June 22, 2005
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